SECURITY CERTIFICATE

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE. THE HOLDER OF THIS CERTIFICATE, BY ITS ACCEPTANCE HEREOF, REPRESENTS THAT IT IS ACQUIRING THIS SECURITY FOR INVESTMENT AND NOT WITH A VIEW TO ANY SALE OR DISTRIBUTION HEREOF. ANY TRANSFER OF THIS CERTIFICATE OR ANY LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY IS SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT, SUBSCRIPTION AGREEMENT, AND OFFERING STATEMENT (ALL DEFINED BELOW) AND ANY APPLICABLE STATE OR FEDERAL SECURITIES LAWS.

Certificate Number ______ ______ Class ____ Units

THE GREG MILLER PROJECT, LLC, a Minnesota limited liability company (the "Company"), hereby certifies that _____________, a __________ resident (together with any assignee of this Certificate, the "Holder") is the registered owner of ____ Class ___ Units, which are only composed of financial rights and do not include any governance rights (the "Interests"). The rights, powers, preferences, restrictions and limitations of the Interests are set forth in the Operating Agreement dated _________, 2018 (the "Operating Agreement"), the Subscription Agreement executed by the Company and the Holder, dated ________, 2018 (the "Subscription Agreement"), and the Company's Form C Offering Statement (the "Offering Statement"). This Security Certificate and the Interests represented hereby are issued and shall in all respects be subject to the terms and provisions of the Operating Agreement, Subscription Agreement and Offering Statement. By acceptance of this Security Certificate, and as a condition to being entitled to any rights and/or benefits with respect to the Interests evidenced hereby, the Holder is deemed to have agreed to comply with and be bound by all the terms and conditions of the Operating Agreement, Subscription Agreement and Offering Statement. The Company will furnish a copy of the Operating Agreement to the Holder without charge upon written request to the Company at its principal place of business.

On or after January 1, 2024, the Holder may, at their option, convert their Class B Units into Class A Units at a conversion rate of one-to-one (1:1), or at the conversion rate then in place. The Holder may exercise such option by providing written notice pursuant to Section 11.11 of the Operating Agreement to the President and Treasurer of the Company. Such notice shall include, at a minimum, the Holders name and the number of Units that the Holder elects to convert. The Holder shall also provide any Security Certificates representing the current number of Class B Units held by the Holder. Within fourteen (14) business days of its receipt of such written request, the Company shall issue a Security Certificate representing the number of Class A Units the Holder requested and a Security Certificate representing the number of Class B Units the Holder retains, if any.

This Security Certificate shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed as of the date set forth below.

Dated: ____________, 2018 THE GREG MILLER PROJECT, LLC

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Gregory D. Miller, President